UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on January 30, 2012 (File No. 333-179244), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release Dated February 1, 2012: Costamare Inc. Reports Fourth Quarter And Year Ended December 31, 2011 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 1, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2011 RESULTS

Athens, Greece, February 1, 2012 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and year ended December 31, 2011.

Financial Highlights

•

Voyage revenues of $102.0 million and $ 382.2 million for the three months and year ended December 31, 2011, respectively.

•

Voyage revenues adjusted on a cash basis of $ 109.1 million and $412.5 million for the three months and year ended December 31, 2011, respectively.

•

Adjusted EBITDA of $ 74.7 million and $274.7 million for the three months and year ended December 31, 2011, respectively.

•

Net income of $ 26.1 million or $0.43 per share and $87.6 million or $1.45 per share for the three months and year ended December 31, 2011, respectively.

•

Adjusted Net Income of $ 32.6 million or $ 0.54 per share and $112.8 million or $1.87 per share for the three months and year ended December 31, 2011, respectively.

New Business Developments

•

Delivery of the 4,132 TEU, 2002-built containership MSC Ulsan expected within the next weeks. Upon delivery, the vessel will commence a time charter with Mediterranean Shipping Company, S.A. (“MSC”) for a duration of approximately 63 months, at a daily rate of $16,500.

•

Agreed to sell the 1984-built 2,922 TEU vessel Garden for demolition for a sale price of approximately $6.0 million. The vessel was delivered to her scrap buyers on December 30, 2011.

•

Agreed with charterers to substitute the 1984-built 2,922 TEU vessel Gifted, whose charter expired in December 2011, into the charter of the 1984-built 2,922 TEU vessel Garden, which was scrapped.

•

Delivered for scrap the 1978-built vessels MSC Tuscany and MSC Fado, which the Company had previously agreed to sell for a total price of approximately $8.8 million.

•

Agreed to extend the time charter of the 3,351 TEU, 1992–built containership Konstantina with current charterers for a minimum of three months and a maximum of six months at a daily rate of $7,100.

Dividend Announcements

•

On January 12, 2012, the Company declared a dividend for the fourth quarter ended December 31, 2011, of $0.27 per share, payable on February 8, 2012 to stockholders of record at the close of trading of the Company's common stock on the New York Stock Exchange on January 25, 2012. This was the Company’s fifth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the fourth quarter and the year ended December 31, 2011, the Company delivered positive results.

In 2011, we executed our growth plans investing, at an opportune time, in excess of $ 1 billion in newbuilding and secondhand ships. Debt funding for our capital commitments has been arranged in order to minimize financing risk.

We have been selective in our investments; we remain returns-oriented and we do not seek growth at unjustified prices by assuming excessive market risk.

Consistent with our progressive dividend policy, we already increased our dividend once since going public, and our goal remains to increase dividend payments over time, consistent with our dividend policy.

Going forward, our contracted cash flows combined with our low leverage, put us in a position to execute quickly, should attractive opportunities arise in a down market or remain firm and benefit from the upside of a healthy market environment.”

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2010	2011	2010	2011

Voyage revenue	$ 353,151	$ 382,155	$ 85,687	$101,990
Accrued charter revenue (1)	($ 13,596)	$ 30,313	$ 1,028	$ 7,095
Voyage revenue adjusted on a cash basis (2)	$ 339,555	$ 412,468	$ 86,715	$ 109,085

Adjusted EBITDA (3)	$ 223,609	$ 274,669	$ 56,228	$ 74,671

Adjusted Net Income (3)	$ 73,757	$ 112,763	$ 18,030	$ 32,595
Weighted Average number of shares	49,113,425	60,300,000	55,384,783	60,300,000
Adjusted Earnings per share (3)	$ 1.50	$ 1.87	$ 0.33	$ 0.54

EBITDA (3)	$ 231,076	$ 249,498	$ 50,001	$ 68,158
Net Income	$ 81,224	$ 87,592	$ 11,803	$ 26,082
Weighted Average number of shares	49,113,425	60,300,000	55,384,783	60,300,000
Earnings per share	$ 1.65	$ 1.45	$ 0.21	$ 0.43

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the years ended December 31, 2011 and December 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2010	2011	2010	2011

Net Income	$81,224	$87,592	$11,803	$26,082
Accrued charter revenue	(13,596)	30,313	1,028	7,095
Gain on sale/disposal of vessels	(9,588)	(13,077)	-	(2,306)
Charter agreement early termination fee	9,500	-	9,500	-
Realized (Gain) Loss on Euro/USD forward contracts	1,758	(1,971)	203	(405)
Gain (loss) on derivative instruments	4,459	8,709	(4,504)	2,129
Initial purchases of consumable stores for newly acquired vessels	-	1,197	-	-

Adjusted Net income	$73,757	$112,763	$18,030	$32,595
Adjusted Earnings per Share	$1.50	$1.87	$0.33	$0.54
Weighted average number of shares	49,113,425	60,300,000	55,384,783	60,300,000

Adjusted Net income and Adjusted Earnings per Share represent net income before gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate and the cash of partial purchases of consumable shares for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars)	2010	2011	2010	2011

Net Income	$81,224	$87,592	$11,803	$26,082
Interest and finance costs	71,949	75,441	17,844	19,488
Interest income	(1,449)	(477)	(288)	(123)
Depreciation	70,887	78,803	18,314	20,711
Amortization of dry-docking and special survey costs	8,465	8,139	2,328	2,000
EBITDA	231,076	249,498	50,001	68,158
Accrued charter revenue	(13,596)	30,313	1,028	7,095
Gain on sale/disposal of vessels	(9,588)	(13,077)	-	(2,306)
Charter agreement early termination fee	9,500	-	9,500	-
Realized (Gain) Loss on Euro/USD forward contracts	1,758	(1,971)	203	(405)
Gain (loss) on derivative instruments	4,459	8,709	(4,504)	2,129
Initial purchases of consumable stores for newly acquired vessels	-	1,197	-	-
Adjusted EBITDA	$223,609	$274,669	$56,228	$74,671

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate and the cash of partial purchases of consumable shares for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

Results of Operations

Three-month period ended December 31, 2011 compared to the three-month period ended December 31, 2010

During the three-month periods ended December 31, 2011 and 2010, we had an average of 48.3 and 42.0 vessels, respectively, in our fleet. In the three-month period ended December 31, 2011, we accepted delivery of the secondhand vessel MSC Methoni with a TEU capacity of 6,724, and we sold three vessels, while the vessel Rena was determined to be a constructive total loss (“CTL”)  for insurance purposes in October 2011, with an aggregate TEU capacity of 8,922.  In the three-month period ended December 31, 2010, we accepted delivery of the vessels Karmen and Rena with an aggregate TEU capacity of 6,702. In the three-month periods ended December 31, 2011 and 2010, our fleet ownership days totaled 4,446 and 3,864 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,		Change	Percentage Change
	2010	2011

Voyage revenue	$85.7	$102.0	$16.3	19.0%
Voyage expenses	(0.5)	(0.9)	0.4	80.0%
Voyage expenses – related parties	(0.4)	(0.8)	0.4	100.0%
Vessels operating expenses	(26.1)	(27.0)	0.9	3.4%
Charter agreement early termination fee	(9.5)	-	(9.5)	(100.0%)
General and administrative expenses	(0.4)	(1.4)	1.0	250.0%
Management fees – related parties	(3.1)	(4.1)	1.0	32.3%
Amortization of dry-docking and special survey costs	(2.3)	(2.0)	(0.3)	(13.0%)
Depreciation	(18.3)	(20.7)	2.4	13.1%

Gain on sale/disposal of vessels	-	2.3	2.3	100.0%
Foreign exchange gains / (losses)	(0.3)	0.2	0.5	166.7%
Interest income	0.3	0.1	(0.2)	(66.7%)
Interest and finance costs	(17.8)	(19.5)	1.7	9.6%
Gain (loss) on derivative instruments	4.5	(2.1)	$(6.6)	(146.7%)
Net Income	$11.8	$26.1	14.3	121.2%

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,		Change	Percentage Change
	2010	2011

Voyage revenue	$85.7	$102.0	$16.3	19.0%
Accrued charter revenue	1.0	7.1	6.1	610.0%
Voyage revenue adjusted on a cash basis	$86.7	$109.1	$22.4	25.8%

Fleet operational data	Three-month period ended December 31,			Percentage Change
	2010	2011	Change

Average number of vessels	42.0	48.3	6.3	15.0%
Ownership days	3,864	4,446	582	15.1%
Number of vessels under dry-docking	3	-	(3)	-

Voyage Revenue

Voyage revenue increased by 19.0%, or $16.3 million, to $102.0 million during the three-month period ended December 31, 2011, from $85.7 million during the three-month period ended December 31, 2010. This increase is mainly due to increased average number of vessels in our fleet during the three month period ended December 31, 2011 compared to the three month period ended December 31, 2010. Voyage revenues adjusted on a cash basis, increased by 25.8%, or $22.4 million, to $109.1 million during the three-month period ended December 31, 2011, from $86.7 million during the three-month period ended December 31, 2010. The increase is attributable to the increased ownership days of our fleet, as well as to the increased charter hire received in accordance with certain escalation clauses of our charters, during the three-month period ended December 31, 2011 compared to the three-month period ended December 31, 2010.

Voyage Expenses

Voyage expenses increased by 80.0%, or $0.4 million, to $0.9 million during the three-month period ended December 31, 2011, from $0.5 million during the three-month period ended December 31, 2010. The increase was primarily attributable to the third party commissions charged to us in the three-month period ended December 31, 2011 compared to the three-month period ended December 31, 2010.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.8 million during the three-month period ended December 31, 2011 and in the amount of $0.4 million during the three-month period ended December 31, 2010 represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 3.4%, or $0.9 million, to $27.0 million during the three-month period ended December 31, 2011, from $26.1 million during the three-month period ended December 31, 2010. The increase is attributable to the increase of 15.1% of the  ownership days of our fleet offset to a great extent by more efficient logistics achieved in the three-month period ended December 31, 2011 compared to the three-month period ended December 31, 2010.

General and Administrative Expenses

General and administrative expenses increased by 250.0%, or $1.0 million, to $1.4 million during the three-month period ended December 31, 2011, from $0.4 million during the three-month period ended December 31, 2010.  The increase in the three-month period ended December 31, 2011 was mainly attributable to increased public-company related expenses charged to us (i.e. legal, audit and Directors and Officers insurance) subsequent to the completion of our Initial Public Offering on November 4, 2010, compared to the three-month period ended December 31, 2010. Furthermore, General and administrative expenses for the three-month period ended December 31, 2011 include $0.25 million compared to $0.16 million for the three month period ended December 31, 2010, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Management Fees – related parties

Management fees paid to our managers increased by 32.3%, or $1.0 million, to $4.1 million during the three-month period ended December 31, 2011, from $3.1 million during the three-month period ended December 31, 2010. The increase was attributable to the daily management fee charged by our managers subsequent to the completion of our Initial Public Offering on November 4, 2010 and to the increased fleet ownership days for the three-month period ended December 31, 2011, compared to the three-month period ended December 31, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by 13.0% or $0.3 million, to $2.0 million during the three month period ended December 31, 2011, from $2.3 million during the three month period ended December 31, 2010. The decrease is mainly attributable to the amortization expense not charged relating to the vessels sold during the year ended December 31, 2011 as their unamortized dry-docking balance at the date they were sold, was written-off and was included in the sale result; partly offset by the amortization expense charged for the vessels that were dry-docked during the year ended December 31, 2011. During the three-month period ended December 31, 2011, no vessel underwent special survey. During the three-month period ended December 31, 2010, three vessels underwent special survey.

Depreciation

Depreciation expense increased by 13.1%, or $2.4 million, to $20.7 million during the three-month period ended December 31, 2011, from $18.3 million during the three-month period ended December 31, 2010. The increase was primarily attributable to the depreciation expense charged for the two container vessels that were delivered to us in November 2010 and to the ten container vessels that were delivered to us during the year ended December 31, 2011; partly offset by the depreciation expense not charged relating to the vessels sold during the year ended December 31, 2011.

Charter agreement early termination fee

The Charter agreement early termination fee of $9.5 million represents a one-time payment made to the charterer of MSC Navarino (renamed to Hyundai Navarino in January 2011) in December 2010, compensating the charterer MSC for the early termination of the charter party agreement of MSC Navarino. The vessel was redelivered to us by the charterer on January 28, 2011 and on January 30, 2011 she was delivered to charterers HMM for a daily charter rate of $44,000, compared to a daily charter rate of $22,000 under the MSC charter party agreement.

Gain on Sale of Vessels

During the three-month period ended December 31, 2011, we recorded in aggregate, on a net basis, a gain of $2.3 million from the sale of three vessels and the “CTL” of the vessel Rena. During the three month period ended December 31, 2010 no vessel was sold.

Foreign Exchange Gains / (Losses)

Foreign exchange gains/(losses) were gains of $0.2 million during the three-month period ended December 31, 2011, compared to losses of $0.3 million during the three-month period ended December 31, 2010, representing a change of $0.5 million resulted from favorable currency exchange rate movements between the U.S. dollar and the Euro.

Interest Income

During the three-month period ended December 31, 2011, interest income decreased by 66.7%, or $0.2 million, to $0.1 million, from $0.3 million during the three-month period ended December 31, 2010.  The change in interest income was mainly due to average lower cash balances and to the decreased interest rates on our cash deposits in interest bearing accounts during the three-month period ended December 31, 2011 compared to the three month-period ended December 31, 2010.

Interest and Finance Costs

Interest and finance costs increased by 9.6%, or $1.7 million, to $19.5 million during the three-month period ended December 31, 2011, from $17.8 million during the three-month period ended December 31, 2010. The increase is partly attributable to increased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into with regards to our newbuilding program partly off-set by the capitalized interest in relation with our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of December 31, 2011 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2011, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $170.7 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at December 31, 2011, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Comprehensive loss”.  For the three-month period ended December 31, 2011, a gain of $3.6 million has been included in “Comprehensive loss” and a loss of $0.9 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2011.

Cash Flows

Three-month period ended December 31, 2011 and 2010

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2010	2011
Net Cash Provided by Operating Activities	$ 39.0	$ 60.8
Net Cash Used in Investing Activities	($ 26.3)	($ 27.1)
Net Cash Provided By (Used in) Financing Activities	$ 116.2	($ 6.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2011 increased by $21.8 million to $60.8 million, compared to $39.0 million for the three-month period ended December 31, 2010.  The increase was primarily attributable to (a) increased cash from operations of $22.4 million deriving from increased number of ownership days and escalating charter rates, (b) to decreased dry-docking payments of $1.8 million partly offset by unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $6.0 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $27.1 million in the three-month period ended December 31, 2011.

Net cash used in investing activities was $26.3 million in the three-month period ended December 31, 2010.

Net Cash Provided By (Used in) Financing Activities

Net cash used in financing activities was $6.2 million in the three-month period ended December 31, 2011, which mainly consists of (a) $40.7 million of indebtedness that we repaid, (b) $57.3 million we drew down from two of our credit facilities, and (c) $16.3 million we paid for dividends to our stockholders for the third quarter of the year 2011.

Net cash provided by financing activities was $116.2 million in the three-month period ended December 31, 2010, which mainly consists of (a) $30.4 million of indebtedness that we repaid, (b) $148.8 million net proceeds we received from our Initial Public Offering in November 2010, net of underwriting commissions and (c) $1.6 million in payments for costs related to our Initial Public Offering.

Results of Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

During the year ended December 31, 2011 and 2010, we had an average of 47.8 and 42.4 vessels, respectively, in our fleet. In the year ended December 31, 2011, we accepted delivery of ten secondhand vessels with an aggregate TEU capacity of 29,242, and we sold six vessels, while the vessel Rena was determined to be a constructive total loss (“CTL”) for insurance purposes in October 2011, with an aggregate TEU capacity of 13,836.  In the year ended December 31, 2010, we acquired the vessel Hyundai Navarino and the secondhand vessels Karmen and Rena with an aggregate TEU capacity of 15,233, and we sold four vessels with an aggregate TEU capacity of 10,766. In the year ended December 31, 2011 and 2010, our fleet ownership days totaled 17,437 and 15,488 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2010	2011

Voyage revenue	$353.2	$382.2	$29.0	8.2%
Voyage expenses	(2.1)	(4.2)	2.1	100.0%
Voyage expenses – related parties	(0.4)	(2.9)	2.5	625.0%
Vessels operating expenses	(102.8)	(110.4)	7.6	7.4%
Charter agreement early termination fee	(9.5)	-	(9.5)	(100.0%)
General and administrative expenses	(1.2)	(5.0)	3.8	316.7%
Management fees – related parties	(11.3)	(15.3)	4.0	35.4%
Amortization of dry-docking and special survey costs	(8.5)	(8.1)	(0.4)	(4.7%)
Depreciation	(70.9)	(78.8)	7.9	11.1%
Gain on sale/disposal of vessels	9.6	13.1	3.5	36.5%

Foreign exchange gains / (losses)	(0.3)	0.1	0.4	133.3%
Interest income	1.5	0.5	(1.0)	(66.7%)
Interest and finance costs	(71.9)	(75.4)	3.5	4.9%
Other	0.3	0.5	0.2	66.7%
Gain (loss) on derivative instruments	(4.5)	(8.7)	$4.2	93.3%
Net Income	$81.2	$87.6	6.4	7.9%

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2010	2011

Voyage revenue	$353.2	$382.2	$29.0	8.2%
Accrued charter revenue	(13.6)	30.3	43.9	322.8%
Voyage revenue adjusted on a cash basis	$339.6	$412.5	$72.9	21.5%

Fleet operational data	Year ended December 31,			Percentage Change
	2010	2011	Change

Average number of vessels	42.4	47.8	5.4	12.7%
Ownership days	15,488	17,437	1,949	12.6%
Number of vessels under dry-docking	12	8	(4)	-

Voyage Revenue

Voyage revenue increased by 8.2%, or $29.0 million, to $382.2 million during the year ended December 31, 2011, from $353.2 million during the year ended December 31, 2010. This increase was mainly due to increased average number of vessels in our fleet during the year ended December 31, 2011 compared to the year ended December 31, 2010. Voyage revenues adjusted on a cash basis, increased by 21.5%, or $72.9 million, to $412.5 million during the year ended December 31, 2011, from $339.6 million during the year ended December 31, 2010. The increase is attributable to the increased ownership days of our fleet, as well as to the increased charter hire received in accordance with certain escalation clauses of our charters, during the year ended December 31, 2011 compared to the year ended December 31, 2010.

Voyage Expenses

Voyage expenses increased by 100.0%, or $2.1 million, to $4.2 million during the year ended December 31, 2011, from $2.1 million during the year ended December 31, 2010. The increase was primarily attributable to (a) the off-hire expenses, mainly to bunkers consumption, of the eight out of ten container vessels which were delivered to us by their sellers in the year ended December 31, 2011 and the five out of seven vessels sold in year ended December 31, 2011, and (b) the third party commissions charged to us in the year ended December 31, 2011 compared to the year ended December 31, 2010.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $2.9 million during the year ended December 31, 2011 and in the amount of $0.4 million during the year ended December 31, 2010 represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 7.4%, or $7.6 million, to $110.4 million during the year ended December 31, 2011, from $102.8 million during the year ended December 31, 2010. The increase is attributable to the increase of 12.6% of the ownership days of our fleet partly offset by more efficient logistics achieved in the year ended December 31, 2011 compared to the year ended December 31, 2010.

General and Administrative Expenses

General and administrative expenses increased by 316.7%, or $3.8 million, to $5.0 million during the year ended December 31, 2011, from $1.2 million during the year ended December 31, 2010.  The increase in the year ended December 31, 2011 was mainly attributable to increased public-company related expenses charged to us (i.e. legal, audit and Directors and Officers insurance) subsequent to the completion of our Initial Public Offering on November 4, 2010, compared to the year ended December 31, 2010. Furthermore, General and administrative expenses for the year ended December 31, 2011 include $1.0 million compared to $0.16 million for the year ended December 31, 2010, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Management Fees – related parties

Management fees paid to our managers increased by 35.4%, or $4.0 million, to $15.3 million during the year ended December 31, 2011, from $11.3 million during the year ended December 31, 2010. The increase was attributable to the daily management fee charged by our managers subsequent to the completion of our Initial Public Offering on November 4, 2010 and to the increased fleet ownership days for the year ended December 31, 2011, compared to the year ended December 31, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by 4.7% or $0.4 million, to $8.1 million during the year ended December 31, 2011, from $8.5 million during the year ended December 31, 2010. The decrease is mainly attributable to the amortization expense not charged relating to the vessels sold during the year as their unamortized dry-docking balance at the date they were sold, was written-off and was included in the sale result; partly offset by the amortization expense charged for the vessels that were dry-docked during the year. During the year ended December 31, 2011, eight vessels underwent special survey. During the year ended December 31, 2010, twelve vessels underwent special survey.

Depreciation

Depreciation expense increased by 11.1%, or $7.9 million, to $78.8 million during the year ended December 31, 2011, from $70.9 million during the year ended December 31, 2010. The increase was primarily attributable to the depreciation expense charged for the two container vessels that were delivered to us in November 2010 and to the ten container vessels that were delivered to us during the year ended December 31, 2011.

Gain on Sale/disposal of Vessels

During the year ended December 31, 2011, we recorded in aggregate, on a net basis, a gain of $13.1 million from the sale of six vessels and the “CTL” of the vessel Rena During the year ended December 31, 2010, we recorded a gain of $9.6 million from the sale of four vessels.

Charter agreement early termination fee

The Charter agreement early termination fee of $9.5 million represents a one-time payment made to the charterer of MSC Navarino (renamed to Hyundai Navarino in January 2011) in December 2010, compensating the charterer MSC for the early termination of the charter party agreement of MSC Navarino. The vessel was redelivered to us by the charterer on January 28, 2011 and on January 30, 2011 she was delivered to charterers HMM for a daily charter rate of $44,000, compared to a daily charter rate of $22,000 under the MSC charter party agreement.

Foreign Exchange Gains / (Losses)

Foreign exchange gains/(losses) were gains of $0.1 million during the year ended December 31, 2011, compared to losses of $0.3 million during the year ended December 31, 2010, representing a change of $0.4 million resulted from favorable currency exchange rate movements between the U.S. dollar and the Euro.

Interest Income

During the year ended December 31, 2011, interest income decreased by 66.7%, or $1.0 million, to $0.5 million, from $1.5 million during the year ended December 31, 2010.  The change in interest income was mainly due to the decreased interest rates on our cash deposits in interest bearing accounts during the year ended December 31, 2011 compared to the year ended December 31, 2010.

Interest and Finance Costs

Interest and finance costs increased by 4.9%, or $3.5 million, to $75.4 million during the year ended December 31, 2011, from $71.9 million during the year ended December 31, 2010. The increase is partly attributable to increased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into with regards to our newbuilding program partly off-set by the capitalized interest in relation with our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 derivative instruments which were outstanding as of December 31, 2011 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2011, the fair value of these 28 interest rate swaps in aggregate amounted to a liability of $170.7 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at December 31, 2011, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Comprehensive loss”.  For the year ended December 31, 2011, a loss of $55.5 million has been included in “Comprehensive loss” and a loss of $7.3 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate swaps during the year ended December 31, 2011.

Cash Flows

Year ended December 31, 2011 and December 31, 2010

Condensed cash flows	Year ended December 31,
(Expressed in millions of U.S. dollars)	2010	2011
Net Cash Provided by Operating Activities	$128.0	$195.2
Net Cash Used in Investing Activities	($23.9)	($283.8)
Net Cash Provided By Financing Activities	$43.4	$26.8

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2011 increased by $67.2 million to $195.2 million, compared to $128.0 million for the year ended December 31, 2010.  The increase was primarily attributable to (a) increased cash from operations of $72.9 million deriving from increased ownership days, escalating charter rates and the cash contributed by the additional twelve vessels we acquired since November 2010, (b) favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $3.7 million and (c) decreased dry-docking payments of $6.6 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $283.8 million in the year ended December 31, 2011.

Net cash used in investing activities was $23.9 million in the year ended December 31, 2010.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $26.8 million in the year ended December 31, 2011, which mainly consists of (a) $124.6 million of indebtedness that we repaid, (b) $226.3 million we drew down from five of our credit facilities and (c) $61.5 million, in aggregate, we paid for dividends to our stockholders for the fourth quarter of the year 2010, the first quarter of the year 2011, the second quarter of the year 2011 and the third quarter of the year 2011.

Net cash provided by financing activities was $43.4 million in the year ended December 31, 2010, which mainly consists of (a) $93.9 million of indebtedness that we repaid, (b) $10.0 million we paid for dividends to our stockholders and (c) $145.5 million net proceeds we received from our Initial Public Offering in November 2010.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of December 31, 2011, we had a total cash liquidity of $144.1 million, consisting of cash, cash equivalents and restricted cash.

Undrawn Credit Facilities

As of December 31, 2011 we had a total of undrawn credit facilities of $153.2 million.

As of January 31, 2012, we had a total of undrawn credit facilities of $153.2 million.

Debt-free vessels

As of January 31, 2012, the following vessels were free of debt. Several of these vessels have been identified for inclusion in the $120 million loan facility.

Unencumbered Vessels in the water

(refer to fleet list in page 16 for full charter details)

Vessel Name	Year Built	TEU Capacity
HYUNDAI NAVARINO	2010	8,531
SEALAND MICHIGAN	2000	6,648
MSC AUSTRIA	1984	3,584
KARMEN	1991	3,351
MARINA	1992	3,351
KONSTANTINA	1992	3,351
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MSC REUNION	1992	2,024
MSC NAMIBIA II	1991	2,023
MSC SIERRA II	1991	2,023
MSC PYLOS	1991	2,020
PROSPER	1996	1,504
ZAGORA	1995	1,162
HORIZON	1991	1,068

Capital commitments

As of January 31, 2012, we had outstanding commitments relating to our contracted newbuilds aggregating $801.2 million payable in installments until the vessels are delivered. In addition we had $30.0 million outstanding commitment relating to the acquisition of the secondhand vessel MSC Ulsan payable in full upon delivery of the vessel.

Conference Call details

On Thursday, February 2, 2012 at 8:30 a.m. EST, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Costamare."

A replay of the conference call will be available until February 10, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#

Live webcast

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the "Investors" section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. Costamare Inc. has 37 years of history in the international shipping industry and a fleet of 57 containerships, with a total capacity of approximately 327,000 TEU, including 10 newbuilds on order and one secondhand vessel to be delivered. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This earnings release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
Tel: 212-661-7566
Email: costamare@capitallink.com

Fleet List

The tables below provide additional information, as of January 31, 2012, about our fleet of 57 containerships, including 10 newbuilds on order and one secondhand vessel to be delivered. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)[2]
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	HYUNDAI NAVARINO	HMM	2010	8,531	1.2 years	44,000	March 2012	44,000
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
11	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	27,688
12	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	30,763
13	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	27,812
14	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	25,799
15	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	27,919
16	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,490(8)	November 2019	32,386
17	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	32,591
18	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	32,654
19	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
20	ZIM NEW YORK	ZIM	2002	4,992	10 years	16,205(11)	July 2012	59,269
21	ZIM SHANGHAI	ZIM	2002	4,992	10 years	16,205(12)	August 2012	50,881
22	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	18,150(13)	March 2014	26,948
23	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
24	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
25	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
26	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
27	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
28	MSC ULSAN(iii)	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
29	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500	August 2013	17,500
30	MSC WASHINGTON	MSC	1984	3,876	3.2 years	17,250	February 2013	17,250
31	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250	June 2013	17,250
32	MSC AUSTRIA	MSC	1984	3,584	9.5 years	17,250(14)	September 2018	13,929
33	KARMEN	Sea Consortium	1991	3,351	1 year	19,400	April 2012	19,400
34	MARINA	PO Hainan	1992	3,351	1 year	18,000	March 2012	18,000
35	KONSTANTINA	Sea Consortium	1992	3,351	1.0 years	17,400(15)	May 2012	8,487
36	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
37	GIFTED(iv)	Evergreen	1984	2,922	5 years	15,200	November 2012	15,200
38	GENIUS I(iv)	Evergreen	1984	2,922	3.3 years	15,200	November 2012	15,200
39	GATHER(iv)	Evergreen	1984	2,922	5 years	15,200	November 2012	15,200
40	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
41	MSC REUNION	MSC	1992	2,024	6 years	12,000(16)	June 2014	11,601
42	MSC NAMIBIA II	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
43	MSC SIERRA II	MSC	1991	2,023	5.7 years	11,250(17)	June 2014	11,456
44	MSC PYLOS	MSC	1991	2,020	3 years	9,200(18)	January 2014	11,412
45	PROSPER	TS Lines	1996	1,504	1 year	10,500	March 2012	10,500
46	ZAGORA	MSC	1995	1,162	0.7 years	7,000	March 2012	7,000
47	HORIZON	OACL	1991	1,068	7.1 years	10,050	April 2012	10,050

Newbuilds

Vessel Name		Shipyard	Charterer	Expected Delivery	Approximate Capacity (TEU)
1	Hull S4010	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
2	Hull S4011	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
3	Hull S4020	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
4	Hull S4021	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
5	Hull S4022	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
6	Hull S4023	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
7	Hull S4024	Sungdong Shipbuilding	Evergreen	3rd Quarter 2013	8,800
8	H1068A	Jiangnan Changxing	MSC	November 2013	9,000
9	H1069A	Jiangnan Changxing	MSC	December 2013	9,000
10	H1070A	Jiangnan Changxing	MSC	January 2014	9,000

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between January 31, 2012 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(4)

This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(11)

This charter rate changes on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to make a one-time payment at the earliest redelivery of the charter of approximately $6.9 million, the charter will be extended for a period of approximately 3 years at a minimum rate of $23,150.

(12)

This charter rate changes on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to make a one-time payment at the earliest redelivery of the charter of approximately $6.9 million, the charter will be extended for a period of approximately 3 years at a minimum rate of $23,150.

(13)

This charter rate changes on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred.

(14)

This charter rate changes on December 29, 2011 to $17,250 per day until the earliest redelivery date. As from December 1, 2012 until redelivery, hire to be minimum $13,500 per day plus 50% of the difference between the market rate and the hire rate of $13,500. Market rate to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(15)

This charter rate changes in February 2012 to $7,100 per day until the earliest redelivery date.

(16)

This charter rate changes on July 27, 2012 to $11,500 per day until the earliest redelivery date.

(17)

This charter rate changes on July 1, 2012 to $11,500 per day until the earliest redelivery date.

(18)

This charter rate changes on February 28, 2012 to $11,500 per day until the earliest redelivery date.

(i)

The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(ii)

The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)

The company has agreed to purchase the vessel MSC Ulsan, subject to final documentation. The vessel is expected to be delivered within the first quarter of 2012.

(iv)

Each charterer has a unilateral option to extend the charter of the vessel for an additional period through 2014, at a rate of $14,000 per day.

COSTAMARE INC.

Consolidated Statements of Income

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2010	2011	2010	2011

REVENUES:
Voyage revenue	$353,151	$382,155	$85,687	$101,990

EXPENSES:
Voyage expenses	(2,076)	(4,218)	(509)	(898)
Voyage expenses – related parties	(410)	(2,877)	(410)	(767)
Vessels' operating expenses	(102,771)	(110,359)	(26,048)	(27,047)
Charter agreement early termination fee	(9,500)	-	(9,500)	-
General and administrative expenses	(1,224)	(4,958)	(449)	(1,391)
Management fees - related parties	(11,256)	(15,349)	(3,075)	(4,074)
Amortization of dry-docking and special survey costs	(8,465)	(8,139)	(2,328)	(2,000)

Depreciation	(70,887)	(78,803)	(18,314)	(20,711)
Gain on sale/disposal of vessels	9,588	13,077	-	2,306
Foreign exchange gains (losses)	(273)	133	(235)	137
Operating income	$155,877	$170,662	$24,819	$47,545

OTHER INCOME (EXPENSES):
Interest income	$1,449	$477	$288	$123
Interest and finance costs	(71,949)	(75,441)	(17,844)	(19,488)
Other	306	603	36	31
Gain (loss) on derivative instruments	(4,459)	(8,709)	4,504	(2,129)
Total other income (expenses)	$(74,653)	$(83,070)	$(13,016)	$(21,463)
Net Income	$81,224	$87,592	$11,803	$26,082

Earnings per common share, basic and diluted	$1.65	$1.45	$0.21	$0.43
Weighted average number of shares, basic and diluted	49,113,425	60,300,000	55,384,783	60,300,000

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2010	2011
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$159,774	$97,996
Restricted cash	5,121	7,371
Receivables	3,360	2,150
Inventories	9,534	9,335
Due from related parties	1,297	3,585
Fair value of derivatives	458	-
Insurance claims receivable	747	3,076
Accrued charter revenue	22,413	13,428
Prepayments and other	2,428	1,910
Investments	6,080	-
Total current assets	$211,212	$138,851
FIXED ASSETS, NET:
Advances for vessels acquisitions	$3,830	$148,373
Vessels, net	1,531,610	1,618,887
Total fixed assets, net	$1,535,440	$1,767,260
NON-CURRENT ASSETS:
Deferred charges, net	$30,867	$32,641
Restricted cash	36,814	38,707
Accrued charter revenue	14,449	5,086
Total assets	$1,828,782	$1,982,545
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$114,597	$153,176
Accounts payable	4,128	4,057
Accrued liabilities	7,761	13,455
Unearned revenue	2,580	6,901
Fair value of derivatives	53,880	46,481
Other current liabilities	1,842	2,519
Total current liabilities	$184,788	$226,589
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,227,140	$1,290,244
Fair value of derivatives, net of current portion	54,062	125,194
Unearned revenue, net of current portion	650	10,532
Total non-current liabilities	$1,281,852	$1,425,970
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock	$6	$6
Additional paid-in capital	519,971	519,971
Accumulated deficit	(74,940)	(48,854)
Accumulated other comprehensive loss	(82,895)	(141,137)
Total stockholders' equity	$362,142	$329,986
Total liabilities and stockholders' equity	$1,828,782	$1,982,545